Submission of Matters to a Vote of Shareholder

The Joint Meeting of Shareholders of First Trust Value Line(r)Dividend Fund, First Trust/Four Corners Senior Floating Rate Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, First Trust/Value Line(r) & Ibbotson Equity Allocation Fund, and First Trust/Four Corners Senior Floating Rate Income Fund II was held on September 12, 2005.

At the Annual Meeting the Fund's Board of Trustees, consisting of James A. Bowen, Niel B. Nielson, and Richard E. Erickson were elected by holders of Common and Preferred Shares voting together as a single class, to serve an additional one-year term. The number of votes cast for James
A. Bowen was 4,507,548, the number of votes withheld was 81,857 and the number of abstentions was 337,224. The number of votes cast for Niel B. Nielson was 4,507,348, the number of votes withheld was 82,057 and the number of abstentions was 337,224. The number of votes cast for Richard E. Erickson was 4,508,025, the number of votes withheld was 81,380 and the number of abstentions was 337,224.

Also at the Annual Meeting of Shareholders of the Fund, two of the Fund's Board of Trustees, Thomas R. Kadlec and David
M. Oster, were elected by the MMP Shares to serve an additional one-year term. The number of votes cast for each Trustee was 1,757, there were no votes withheld for either
Trustee and the number of abstentions for each Trustee was 523.